Sub-Item 77C: Submission of Matters to a Vote of Security Holders

A Special Meeting (the Meeting) of the shareholders of the Goldman Sachs Rising Dividend Growth Fund (the Fund) was held on September 9, 2014 to consider and act upon the proposal below. The Funds sub-adviser, Dividend Assets Capital, LLC (DAC) paid the expenses associated with the proxy statement and solicitation, except for legal costs, which were paid by Goldman Sachs Asset Management, L.P. (GSAM). The Fund did not pay any expenses associated with the proxy statement and solicitation.

At the Meeting, the Funds shareholders voted to approve a new sub-advisory agreement for the Fund between GSAM and DAC. In approving the proposal, the Funds shareholders voted as follows:


For	Against	Withheld
64,518,860	1,282,638	11,744,265